Form C-AR

Annual Report
of
Spotlight: Girls
("Spotlight: Girls," the "issuer," the, "company," "we," "our," "us")

Pursuant to 17 CFR §227.201, an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Spotlight: Girls	California Benefit Corporation	California	May 10, 2016 (converted from Glitter & Razz Productions LLC, which was formed on October 9, 2012)	671 63rd Street, Oakland, CA 94609	www.spotlightgirls.com

The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such

persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held	Principal occupation and employment	Organization in which such occupation and employment has taken place
Lynn Johnson	Director, President of the Board, and all officers	2016-present	CEO	Spotlight: Girls
Allison Kenny	Director	2016-present	Author, Blogger, and Co-Founder of Spotlight: Girls	Spotlight: Girls; Self-employed
Steve Wright	Director	2016-present	Educator	Oakland Technical High School

The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Lynn Johnson, Common Stock	46.9%
Allison Kenny, Common Stock	46.9%

A description of the business of the issuer and the anticipated business plan of the issuer.

Spotlight: Girls (formerly known as Glitter & Razz Productions LLC) is a women-owned certified B Corp based in Oakland, CA with a mission to educate, inspire, and activate girls and women to take center stage. We produce media, events and learning experiences with and for girls and girl advocates that promote creativity, courage, connection, and radical care. We have been offering a variety of girls' camps and programs since 2003 and started offering Go Girls! girls' camps and afterschool programs in 2008. Since then, there have been 63 Go Girls! sessions. Over 2,000 girls have attended summer camps, and over 1,000 have attended winter break camps and afterschool programs. Go Girls! camps have operated in various cities of California—Oakland, Berkeley, San Francisco, Palo Alto, Alameda, Santa Cruz—as well as on the Hoopa Indian Reservation in Humboldt County, California.

Our current goals are to

1. **Launch a program (the "Go Girls! Licensing Program") to license our Go Girls! camp and afterschool curriculum (the "Go Girls! Curriculum").** We have been working over the last few months to complete the Go Girls! Curriculum for replication in various communities all over the country. We currently have 5 potential inaugural licensees and our goal is to provide them and all future licensees with an accessible and user-friendly online learning experience. We will improve our website to integrate learning modules for Go Girls! licensees.
2. **Build an online registration platform for educational programs for children.** In-the-room experiences are enhanced through high-quality technology. Workshop leaders, facilitators, and teaching artists would benefit from easy-to-use software that allows them to register students, track data about their development and maintain safe and powerful communication with them and their parents. We've tested out many camp and enrichment program registration software and none of it meets our needs, so we have decided to build a platform that does.
3. **Creating empowering media for young girls.** We believe that in order for girls to feel safe and inspired to step into the spotlight, they need to be able to see themselves reflected back in the media and entertainment they consume. Girls and women of color, trans girls and gender non-conforming folks can struggle to find positive representations of themselves in media. Because of this, we will continue our partnership with the GRAMMY-nominated Alphabet Rockers to create original media that lifts up the stories and images of these girls. We are also building a partnership with music industry veteran and cultural strategist Anasa Troutman (and her company Culture Shift Creative) to build Shelectricity, a multimedia platform specifically for tween and teen girls.

The current number of employees of the issuer.

3 full-time year-round employees, 2 part-time year-round employees, and approximately 35 seasonal employees.

A discussion of the material factors that make an investment in the issuer speculative or risky.

Each prospective investor is hereby advised (a) that investing in securities involves a high degree of risk, including risk of losing the entire investment, and (b) to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors, and any other risk factors stated in this report, are not intended and should not be understood as an exhaustive list of all risks related to an investment.

We have incurred losses in the last few years and may incur future losses.
Although we have generated a profit from operations in the past, as of the date of our most recent financial statements, we had an accumulated deficit of $252,232. We expect to continue to experience losses from operations, and we cannot predict when or if we will become profitable. If we achieve profitability, we may not be able to sustain it.

Investors have very limited voting rights, and our officers, directors and key persons will continue to have substantial control over the company after the offering. Except as required by law, the Preferred Shares (as described and defined in Item (m) below) have no voting rights and all shareholder voting rights belong to holders of Common Shares. Officers, directors and key persons own 100% of the outstanding Common Shares. They paid an average price of $0 per share as compared with the public offering price of $5 per share. These persons generally control all aspects of the company's vision, strategy and day to day operations and will continue to do so after the offering. Investors must rely on these persons to elect qualified directors and on the company's directors and officers to make strategic and operational decisions that will enable the company to succeed.

Because there is no market for our Preferred Shares, investors may not be able to sell their shares.
Investors may never be able to sell their shares or recover any part of their investment, unless we are able to complete a subsequent public offering or we are able to sell the company for cash or merge with a public company.

The price of our Preferred Shares is arbitrary.

Our Preferred Share price of $5 per share bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the company.

A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The issuer has two classes of security: Common Shares and Preferred Shares.

There are 426,400 Preferred Shares and 400,000 Common Shares outstanding.
Below are the principal terms of the Preferred and Common Shares.

<u>Preferred Dividends</u>

Preferred Shareholders will be entitled to receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the company legally available therefor, equal to 6% of the "Original Issue Price" (defined as $5.00 per Preferred Share (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like), prior and in preference to the payment of any dividend on any Common Share (other than a stock dividend that is payable in Common Shares).

<u>Additional Preferred Dividends</u>

In any year in which the Preferred Net Income Amount (defined as the amount derived from the following formula (the company's net income minus $100,000) multiplied by 10%), the Preferred Shareholders shall be entitled to receive, out of any funds and assets of the company legally available therefor, non-cumulative dividends equal to such Shareholder's pro rata share of the Preferred Net Income Amount, prior and in preference to the payment of any dividend on the Common Shares (other than a stock dividend that is payable in Common Shares).

<u>No Participation Rights</u>

If, after full Preferred Dividends and Additional Preferred Dividends on the Preferred Shares have been paid or declared and set apart in any fiscal year of the company, the Board may declare additional dividends out of funds legally available therefor. These additional dividends may be declared solely on the Common Shares.

<u>Redemption</u>

The company reserves the right to redeem any or all, or any portion of, the Preferred Shares at any time. The Redemption Price for each share shall be the Original Issue Price plus the amount of all declared and unpaid dividends thereon.

A Preferred Shareholder is entitled to request redemption of his or her shares at a price equal to the Redemption Price.

If the Board determines that a requested redemption may impair the company's ability to operate effectively, the Board may limit, postpone, or refuse the redemption.

<u>Liquidation Preference (in the case of dissolution or sale)</u>

In the event of any liquidation, dissolution, or winding up of the company, the funds and assets that may be legally distributed to the company's shareholders (the "Available Funds and Assets") shall be distributed in the following manner.

1.   Each Preferred Shareholder will receive an amount per share equal to the Original Issue Price plus all declared and unpaid dividends thereon (the "Preference Amount"). If the Available Funds and Assets are insufficient to permit payment of the Preference Amount to each Preferred Shareholder, then the Available Funds and Assets will be distributed pro rata among the Preferred Shareholders according to the number of Preferred Shares held by each.

2.   If there are any Available Funds and Assets remaining after the Preferred Shareholders receive their Preference Amounts, then all such remaining Available Funds and Assets shall be distributed pro rata among the Common Shareholders according to the number of Preferred Shares held by each.

<u>Voting Rights</u>

Except as required by law, only the Common Shares shall have voting rights, and the Preferred Shares shall have no voting rights.

Section 903 of the California Corporations Code requires that an amendment to the issuer's Articles of Incorporation be approved by the Preferred Shareholders if the amendment would

Increase or decrease the number of authorized Preferred Shares (other than an increase as provided in either subdivision (b) of Section 405 of subdivision (c) of Section 902 of the California Corporations Code).

Effect an exchange, reclassification, or cancellation of all or part of the Preferred Shares, including a reverse stock split but excluding a stock split.

Effect an exchange, or create a right of exchange, of all or part of the shares of another class into Preferred Shares.

Change the rights, preferences, privileges or restrictions of the Preferred Shares.

Create a new class of shares having rights, preferences or privileges prior to the Preferred Shares.

Increase the rights, preferences or privileges or the number of authorized shares of any class having rights, preferences or privileges prior to the Preferred Shares.

Divide the Preferred Shares into series having different rights, preferences, privileges or restrictions or authorize the Board to do so.

Cancel or otherwise affect dividends on the Preferred Shares which have accrued but have not been paid.

In addition to approval by the Preferred Shareholders as provided above, such proposed amendment must also be approved by Common Shareholders.

The above is only a summary of key terms. It is not a complete description of the rights of the Preferred and Common Shareholders. Please see the company's Articles of Incorporation, which are attached as Exhibit A hereto, and applicable law for a fuller description of the terms of the securities.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

As holders of a majority-in-interest of voting rights in the company, the principal shareholders may make decisions with which the investor disagrees, or that negatively affect the value of the investor's securities in the company, and the investor will have no recourse to change these decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that the company will develop in a way that is optimal for or advantageous to the investor.

Please also see the risk factors listed earlier in this report and the terms of the Common and Preferred Shares described above.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Lynn Johnson, Common Stock	46.9%
Allison Kenny, Common Stock	46.9%

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of our Preferred Shares is arbitrary. Our Preferred Share price of $5 per share bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the company.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Minority ownership. An investor in the company will likely hold a minority position in the company, and thus be limited as to its ability to control or influence the governance and operations of the company.

The marketability and value of the investor's interest in the company will depend upon many factors outside the control of the investor. The company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board, and the investor will have no independent right to name or remove an officer or member of the Board of the company.

Following the investor's investment in the company, the company may sell interests to additional investors, which will dilute the percentage interest of the investor in the company. The investor may have the opportunity to increase its investment in the company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the company, if any, will depend upon the maturity and objectives of the company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the company.

Additional issuances of securities. Following the investor's investment in the company, the company may sell interests to additional investors, which will dilute the percentage interest of the investor in the company. The investor may have the opportunity to increase its investment in the company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the company, if any, will depend upon the maturity and objectives of the company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the company.

Issuer repurchases of securities. The company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the company, the investor will have limited or no ability to influence a potential sale of the company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the company and the Board to manage the company so as to maximize value for shareholders. Accordingly, the success of the investor's investment in the company will depend in large part upon the skill and expertise of the executive management of the company and the Board. If the Board authorizes a sale of all or a part of the company, or a disposition of a substantial portion of the company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the company, will be equal to or exceed the value of the investor's initial investment in the company.

Transactions with related parties. The investor should be aware that there will be occasions when the company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of the company will be guided by their good faith judgment as to the company's best interests. The company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the company to its shareholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

Preferred Shares may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

(b) For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

Please see the issuer's reviewed financial statements, which have been filed as an attachment to the issuer's Form C-AR.

A description of exempt offerings conducted within the past three years.

In 2016, the issuer issued 400,000 Common Shares at a price of $0 per share in a private offering exempt under Section 4(a)(2) of the Securities Act.

In 2016, the issuer sold 10,000 Preferred Shares, raising $50,000, in a private offering under SEC Rule 504.

In 2017, the issuer sold 12,500 Preferred Shares, raising $62,500, in a crowdfunding under Section 4(a)(6) of the Securities Act.

In 2017, the issuer sold 3,100 Preferred Shares raising $15,500 in a private offering under SEC Rule 504.

The proceeds were used for marketing, salaries; legal and marketing preparation for public offering; and professional development.

A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In 2017, Lynn Johnson received an employee salary totaling $67,621 and Allison Kenny received an employee salary totaling $26,757. Year-to-date for 2018, each has received an employee salary totaling $28,845. Please see Items (b) and (c) above for Ms. Johnson and Ms. Kenny's positions at and beneficial ownership in the issuer.

A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Operations

The issuer was incorporated on May 10, 2016 after conversion from Glitter & Razz Productions LLC. The issuer is currently revenue generating. Approximately 90% of its revenues come from summer camp enrollment fees. The additional revenues come from enrollment fees from other school-break camps, after-school programs, and merchandise.

Since inception, the bulk of our expenses have been in the following areas: (1) staff salaries (2) program space rental, (3) marketing, and (4) administrative expenses.

The issuer has achieved profits in the past but has been operating at a loss for the past two years as it has prepared for expansion. The issuer expects to be profitable again by 2020 by executing its business plan as described in Item (d) above. We expect that licensing the Go Girls! Curriculum through our Go Girls! Licensing Program will allow us to significantly increase our revenues without any significant increase of expenses.

With the process from this offering, we intend to build the online tools that licensees need to deliver the highest quality programming. These tools include (1) a website optimized for dynamic online learning on the part of licensees and (2) a web-based registration system for licensees to collect and track student and parent data. By focusing on these tech-based tools, we believe we will provide greater value to licensees as they build their businesses and can generate even more revenues through up-sales of various products.

To generate cash flow to support our operations, our primary focus will be on inbound marketing and sales of Go Girls! licensees. We are building on a list of prospects generated over the last 6 months and have a goal of selling 20-30 licenses by the end of 2018. We believe that with more licensed programs throughout the country, we will also increase our available market for the sale of Go Girls!-related merchandise.

Liquidity and Capital Resources

The proceeds from this offering will allow the company to complete the development of the Go Girls! Licensing Program, among other things. The company will need additional capital to complete these tools and have the sales system in place to bring on new licensees. The company's ability to continue as a going concern will depend on its ability to raise additional capital in this offering and ultimately its ability to once again achieve profitable operations and achieve positive cash flows.

For offerings that, together with all other amounts sold under section 4(a)(6)

of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed as an attachment to the issuer's Form C-AR.

Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

None.

EXHIBIT A: COMPANY'S ARTICLES OF INCORPORATION

3903494

FILED JCM
Secretary of State
State of California
ICC MAY 10 2016 L

ARTICLES OF INCORPORATION WITH PLAN OF CONVERSION

ARTICLE I:

NAME

The name of the Corporation is Spotlight: Girls (the "**Corporation**" or the "**Company**").

ARTICLE II:

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

This corporation is a benefit corporation.

ARTICLE III:

AUTHORIZED STOCK

This Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The total number of shares which the Corporation is authorized to issue is seven hundred and fifty thousand (750,000) shares: five hundred thousand (500,000) shares of which shall be Common Stock (the "**Common Stock**"), and two hundred and fifty thousand (250,000) shares of which shall be Preferred Stock (the "**Preferred Stock**").

ARTICLE IV:

RIGHTS, PREFERENCES AND PRIVILEGES OF STOCK

The rights, preferences, privileges, and restrictions granted to and imposed on, and other matters relating to, the Preferred and the Common Stock are as follows:

1. DEFINITIONS. For the purposes of this Article IV, the following definitions apply:

1

1.1   **"Board"** shall mean the Board of Directors of the Corporation.

1.2   **"Common Stock Dividend"** shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

1.3   **"Dividend Rate"** shall mean six percent (6%) of the Original Issue Price.

1.4   **"Net Income"** shall mean the Company's total earnings (profit), calculated by subtracting from revenues all expenses, depreciation, amortization, interest, and taxes on the Company's income statement prepared for tax purposes.

1.5   **"Original Issue Price"** shall mean $5.00 per share of Preferred Stock (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares).

1.5   **"Permitted Repurchases"** shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares

1.6   **"Preferred Net Income Amount"** shall mean the amount derived from the following formula: (Net Income *minus* $100,000) multiplied by ten percent (10%).

2.   **DIVIDEND RIGHTS.**

2.1   Preferred Dividends. The holders of the then outstanding Preferred Stock shall be entitled to receive, when, as, and if declared by the Board, out of any funds and assets of the Corporation legally available therefor, non-cumulative dividends equal to the Dividend Rate, prior and in preference to the payment of any dividend on the Common Stock (other than a Common Stock Dividend). The Board has sole discretion as to if and/or when dividends may be declared, or not, subject to any requirements of the California Corporations Code. Unless the full amount of any declared and unpaid dividends on the Preferred Stock shall have been paid or declared in full and a sum sufficient for the payment thereof reserved and set apart, no dividend (other than a Common Stock Dividend) shall be paid or declared on any Common Stock; provided, however, that this restriction shall not apply to Permitted Repurchases.

2.2   Additional Preferred Dividends. In any fiscal year in which the Preferred Net Income Amount exceeds zero, the holders of the then outstanding Preferred Stock shall be entitled to receive, out of any funds and assets of the Corporation legally available therefor, non-cumulative dividends equal to such holder's pro rata share of the Preferred Net Income Amount, prior and in preference to the payment of any dividend on the Common Stock (other than a Common Stock Dividend). Dividends under this section shall be declared by the Board within 120 days following the end of any fiscal year in which the Preferred Net Income Amount exceeds zero.

2.3   No Participation Rights. If, after dividends in the full preferential amounts specified in Subsections 2.1 and 2.2 for the Preferred Stock have been paid or declared and set apart in any fiscal year of the Corporation, the Board may declare additional dividends out of funds legally available therefor in that fiscal year. Such additional dividends may be declared solely on the Common Stock.

2.4.   Non-Cumulative. Dividends shall be non-cumulative, and no right shall accrue to the holders of Preferred Stock by reason of the fact that dividends are not declared in any period.

3.   LIQUIDATION RIGHTS. In the event of any liquidation, dissolution, or winding up of the Corporation (including but not limited to the Deemed Liquidation Events specified in Subsection 3.3), whether voluntary or involuntary, the funds and assets that may be legally distributed to the Corporation's shareholders (the "Available Funds and Assets") shall be distributed to shareholders in the following manner:

3.1   Preferred Stock.   The holder of each share of Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets (and prior and in preference to any payment or distribution, or setting apart of any payment or distribution, of any Available Funds and Assets on Shares of Common Stock), an amount per share equal to the Original Issue Price of the Preferred Stock plus all declared and unpaid dividends thereon, to and including the date full payment of such amount shall be tendered to the holders of the Preferred Stock with respect to such liquidation, dissolution, or winding up (the "Preference Amount"). If upon any liquidation, dissolution, or winding up of the Corporation, the Available Funds and Assets to be distributed to the holders of the Preferred Stock shall be insufficient to permit the payment to such shareholders of their full preferential amount described in this subsection, then all of the Available Funds and Assets shall be distributed among the holders of the then outstanding Preferred Stock pro rata according to the number of outstanding shares of Preferred Stock held by each holder thereof.

3.2   Remaining Assets. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the Preferred Stock of their full preferential amounts described in Subsection 3.1, then all such remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Common Stock pro rata according to the number of shares of Common Stock held by each holder thereof.

3.3   Deemed Liquidation Events. Each of the following transactions shall be deemed to be a liquidation, dissolution, or winding up of the Corporation as those terms are used in this Section 3: (a) any reorganization by way of share exchange, consolidation or merger, in one transaction or series of related transactions (each, a "combination transaction")), in which the Corporation is a constituent corporation or is a party with another entity if, as a result of such combination transaction, the voting securities of the

Corporation that are outstanding immediately prior to the consummation of such combination transaction (other than any such securities that are held by an "Acquiring Shareholder", as defined below) do not represent, or are not converted into, securities of the surviving entity of such combination transaction (or such surviving entity's parent entity if the surviving entity is owned by the parent entity) that, immediately after the consummation of such combination transaction, together possess at least a majority of the total voting power of all securities of such surviving entity (or its parent entity, if applicable) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving entity (or its parent entity, if applicable) that are held by the Acquiring Shareholder; or (b) a sale of all or substantially all of the assets of the Corporation, that is followed by the distribution of the proceeds to the Company's shareholders. For purposes of this Section 3.3, an "**Acquiring Shareholder**" means a shareholder or shareholders of the Corporation that (i) merges or combines with the Corporation in such combination transaction or (ii) owns or controls a majority of the voting power of another entity that merges or combines with the Corporation in such combination transaction.

4. REDEMPTION RIGHTS.

4.1 Redemption by Company.

(a) Right of Redemption. The Corporation may, at the option of the Board, redeem in whole or in part at any time, shares of Preferred Stock held by all or any number of selected holders of Preferred Stock, as such holders may be selected by the Board in its sole discretion, in cash at the Redemption Price specified in subsection 4.3 below, subject to the legal availability of funds therefor; and provided that immediately following any such redemption, the Corporation shall have outstanding a class of common shares that is not subject to redemption.

(b) Company Redemption Notice. At least sixty (60) days prior to the date upon which the Corporation intends to effect a redemption pursuant to section 4.1(a) above (such date, a "**Company Redemption Date**"), written notice shall be mailed by the Corporation, postage prepaid, to each holder of Preferred Stock to be redeemed (the "**Redeemed Holders**"), at the address last shown on the records of the Corporation for such Redeemed Holder or given by such holder to the Corporation for the purpose of notice or, if no such address appears or is given, at the place where the principal executive office of the Corporation is located, notifying such holder of the redemption to be effected, the Company Redemption Date, the applicable Redemption Price, the number of such holder's shares of Preferred Stock to be redeemed, and the place at which payment may be obtained, and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the certificate or certificates representing the shares to be redeemed (the "**Company Redemption Notice**").

4.2 Redemption by Holder.

(a)   Request for Redemption. Subject to the terms and conditions of this Section 4, to the extent that all of the outstanding shares of Preferred Stock held by a given holder of such Preferred Stock (each, a **"Preferred Holder"**) have not been previously redeemed, the Corporation shall, upon receiving a written request at any time, signed by such Preferred Holder (the **"Holder Redemption Notice"**), redeem, on or about the date that is sixty (60) days following its receipt of such Holder Redemption Notice from such Preferred Holder (the **"Holder Redemption Date"**), the number of shares of Preferred Stock requested to be redeemed by such Preferred Holder; provided that immediately following any such redemption, the Corporation shall have outstanding a class of common shares that is not subject to redemption. The Preferred Stock held by such Preferred Holder shall be redeemed at the Redemption Price specified in Section 4.3 below and shall be paid from funds legally available therefor, until all outstanding shares of Preferred Stock to be redeemed have been redeemed as provided in Section 4 or the Redemption Request has been withdrawn or terminated as provided in Subsection 4.2(b).

(b)   Withdrawal or Termination of Request. A Holder Redemption Notice may be withdrawn or terminated upon the request of the Preferred Holder who originally submitted such Holder Redemption Notice, provided that none of the shares of Preferred Stock held by such Preferred Holder have been redeemed pursuant to such Holder Redemption Notice. After any Holder Redemption Notice is withdrawn or terminated, the shares of Preferred Stock held by such Preferred Holder shall again be subject to redemption pursuant to this Section 4.

4.3   Redemption Price. The redemption price for each share of Preferred Stock shall be an amount in cash or promissory notes equal to the Original Issue Price for the Preferred Stock plus the amount of all declared and unpaid dividends thereon (the **"Redemption Price"**).

4.4   Delay of Redemption. If upon any Company Redemption Date or Holder Redemption Date (each a **"Redemption Date"**) scheduled under this Section 4 for the redemption of Preferred Stock, the funds and assets of the Corporation legally available to redeem such stock shall be insufficient to redeem such stock or if the Board determines that a requested redemption may impair the Company's ability to operate effectively, the Board may limit, postpone, or refuse all or any portion of the redemption. Shares of Preferred Stock that are subject to redemption hereunder but have not been redeemed shall continue to be outstanding and entitled to all dividend, liquidation, and other rights, preferences, privileges, and restrictions of the Preferred Stock respectively until such shares have been redeemed.

4.5   Surrender of Certificates. On or before any Redemption Date, each holder of Preferred Stock to be redeemed shall surrender the certificate(s) representing such shares of Preferred Stock to be redeemed to the Corporation, in the manner and at the place designated in the Company Redemption Notice, if any, or at the place where the principal executive office of the Corporation is located, and thereupon the Redemption Price for such shares shall be payable to the order of the holder whose name appears on such certificate(s) as the owner thereof, and each surrendered certificate shall be cancelled and retired. If less than all of the shares represented by such certificate are redeemed, then the Corporation shall promptly issue a new certificate representing the unredeemed shares.

4.6   Effect of Redemption. If the Company Redemption Notice and/or the Holder Redemption Notice (each a "**Redemption Notice**") shall have been duly given, and if on the Redemption Date the Redemption Price is either paid or made available for payment through the deposit arrangements specified in subsection 4.7 below, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, such shares shall not thereafter be transferred on the Corporation's books and the rights of all of the holders of such shares with respect to such shares shall terminate after such Redemption Date, except only the right of the holders to receive the redemption price without interest upon surrender of their certificate(s) therefor.

4.7   Deposit of Redemption Price. On or prior to the Redemption Date, the Corporation may, at its option, deposit with a bank or trust company in the State of California having a capital and surplus of at least Fifty Million Dollars ($50,000,000) a sum equal to the aggregate Redemption Price for all shares of Preferred Stock called for redemption and not yet redeemed, with irrevocable instructions and authority to the bank or trust company to pay, on or after the Redemption Date, the Redemption Price to the respective holders upon the surrender of their share certificates. From and after the Redemption Date, the shares so called for redemption shall be redeemed. The deposit shall constitute full payment of the shares to their holders, and from and after the Redemption Date, the shares shall be deemed to be no longer outstanding, and the holders thereof shall cease to be shareholders with respect to such shares and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the Redemption Price of the shares, without interest, upon surrender of their certificates therefor. Any funds so deposited and unclaimed at the end of one (1) year from the Redemption Date shall be released or repaid to the Corporation, after which time the holders of shares called for redemption who have not claimed such funds shall be entitled to receive payment of the Redemption Price only from the Corporation.

5.   **VOTING RIGHTS.**

5.1   General. Except as required by law, any matter submitted to the shareholders of the Company for authorization or approval shall be decided by the holders of record of the outstanding shares of Common Stock of the Corporation. The Preferred Stock is non-voting.

5.2   Board. The holders of record of the outstanding shares of Common Stock of the Corporation shall be entitled to elect all directors of the Corporation.

6.   **CONVERSION RIGHTS.** The Preferred Stock is non-convertible.

7.   **NO REISSUANCE OF PREFERRED STOCK.** No share or shares of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion, or otherwise shall be reissued; and in addition, the Articles of Incorporation shall be appropriately amended to effect the corresponding reduction in the Company's authorized stock.

ARTICLE V:

LIMITATION OF LIABILITY

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise provides, any amendment, repeal or modification of this Article V shall not adversely affect any right or protection of a director under this Article V that existed at or prior to the time of such amendment, repeal or modification.

ARTICLE VI:

INDEMNIFICATION

1.   The Corporation is authorized to provide, to the maximum permissible extent, indemnification of agents (as defined in Section 317 of the General Corporation Law of California) for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the General Corporation Law of California, subject only to the limits on such excess indemnification set forth in California law. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to "**California law**" shall to that extent be deemed to refer to California law as so amended.

2.   Any repeal or modification of this Article shall only be prospective and shall not affect the rights under this Article in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE VII:

STATEMENT OF CONVERSION

The name of the converting California limited liability company is Glitter & Razz Productions, LLC. The limited liability company's California Secretary of State file number is 201228910353. The principal terms of the plan of conversion were approved by the unanimous consent of all of the Managers and Members of the limited liability company, which equaled or exceeded the vote required under California Corporations Code section 17710.03. The limited liability company is converting into a California stock corporation.

ARTICLE VIII

1.   The initial street address and mailing address of the converted corporation is as follows:

> 671 63rd Street
> Oakland, California 94609

2. The name and California street address of the converted corporation's initial agent for service of process is as follows:

> Lynn Johnson
> 671 63rd Street
> Oakland, California 94609

I declare I am the person who executed this instrument, which execution is my act and deed.



Lynn Johnson,
Manager of Glitter & Razz Productions, LLC
and Incorporator

Allison Kenny,
Manager of Glitter & Razz Productions, LLC
and Incorporator